Exhibit 21

SUBSIDIARIES OF UNITED PARCEL SERVICE, INC.

AS OF MARCH 14, 2006

Name of Subsidiary of Organization	Jurisdiction
United Parcel Service of America, Inc.	Delaware
United Parcel Service General Services Co.	Delaware
United Parcel Service Co.	Delaware
UPS Worldwide Forwarding, Inc.	Delaware
United Parcel Service, Inc.	Ohio
United Parcel Service, Inc.	New York
UPICO Corporation	Delaware
UPS Supply Chain Solutions, Inc.	Delaware
UPS International, Inc.	Delaware
United Parcel Service Deutschland Inc.	Delaware
Overnite Corporation	Virginia
UPS Capital Corporation	Delaware

The names of particular subsidiaries are omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K.